

Mail Stop 7010

September 4, 2008

By facsimile and U.S. Mail

Mr. David L. Hausrath, Esq.
Senior Vice President and General Counsel
Ashland Inc.
50 E. RiverCenter Boulevard
Covington, Kentucky 41012-0391

Re: Ashland Inc.
Registration Statement on Form S-4
Filed August 8, 2008
File No. 333-152911

Dear Mr. Hausrath:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of all materials prepared by Hercules' financial advisor and provided to Hercules' board of directors or its representatives. In particular, please provide us with copies of the board books and all transcripts, summaries and video presentation materials. We may have further comment based on our review of these materials.

2.   Please provide us with all financial projections and forecasts that were prepared by the parties or their financial advisors and exchanged with the other party to the transaction. Please note that any such material exchanged forecasts may be required to be disclosed in your filing.

3.   Please file on EDGAR the form of letter of transmittal and related documents, including the consideration election form relating to exercise of the stock options.

Cover Page of the Prospectus/Letter to Shareholders

4.   Please limit the cover page of your prospectus to one page. See Item 501(b) of Regulation S-K.

5.   Please revise the first bullet point to describe the transaction clearly and succinctly. Instead of focusing the existence of merger subs or the mechanics of the transaction, please simply state that Ashland will acquire Hercules.

Summary, page 5

6.   Please disclose the number of shares you expect to issue in the merger in exchange for outstanding stock and quantify the total amount of consideration to be received. Include the amount of cash that Ashland is expected to pay in the merger. Please also disclose the amount of outstanding Hercules stock options, restricted stock, restricted stock units, convertible debentures and warrants that may be converted on pages 5 and 6.

7.   Please identify the proposed executive officers and directors of Ashland after the merger.

What Hercules shareholders will receive in the merger, page 5

8.   Please revise your disclosure to include a statement explaining that the shareholders will not know the market value of the merger consideration at the time they cast their votes at the special meeting. Please provide a cross-reference to the risk factor on page 15 that discusses this issue.

Termination Fees, page 11

9.   Please disclose that Hercules is required to pay up to $12.5 million for Ashland's fees incurred in connection with the proposed merger transaction if a takeover proposal is made and not withdrawn under certain conditions, even if a definitive merger agreement is not signed with the other third party.

Comparative Per Share Data, page 24

10. It is unclear whether the information provided for Hercules in the column titled "Year Ended September 30, 2007" represents information for the year ended December 31, 2007 in a manner similar to that used for your pro forma information as described in footnote 1 on page 103. Please revise to clarify how you determined the historical amounts presented for Hercules.

11. Please revise to clarify how you have calculated book value per common share.

The Merger, page 29
Background

12. Please disclose which party made the initial contact about the possibility of a business combination and disclose why the other party was selected.

13. Please discuss the strategic alternatives that were discussed at the March 15, 2007 meeting and disclose why they were not pursued.

14. Please discuss why Hercules terminated its transaction discussions at the April 2007 meeting.

15. Please discuss why each company decided to resume discussions in June 2007.

16. Please discuss the alternative transactions Ashland considered at the May 17, 2007, August 16, 2007 and November 16, 2007 meetings and why they were not pursued.

17. Please discuss why Credit Suisse and Ashland decided to resume discussions in May 2008.

18. Please discuss why no confidentiality agreement was executed between Hercules and the third party in June 2008.

Recommendation of the Hercules Board of Directors; Reasons for the Merger, page 36

19. Please identify and describe the various potential strategic benefits and synergies the board considered in its decision in the second bullet.

Hercules Analyses, pg. 42

Hercules Selected Companies Analysis, page 42

20.   Please revise your disclosure to state whether any companies were not selected for
        inclusion in the analysis despite meeting the criteria. If applicable, disclose the
        basis for such exclusion. Please also comply with this comment in the section
        entitled "Ashland Selected Companies Analysis" on page 44.

Miscellaneous, page 46

21.   Please disclose the amount of fees Credit Suisse has received or will receive both
        as an aggregate amount and the amount that is contingent upon the completion of
        the merger.

Material U.S. Federal Income Tax Consequences, page 55

22.   Please delete the first sentence of the last paragraph since it implies that investors
        cannot rely on the information by stating that the discussion is merely a general
        summary or incomplete analysis of the federal income tax consequences of the
        transaction.

Employee Matters, page 58

23.   Please revise your disclosure to identify, by proper name, the Ashland employee
        benefit plans under which Hercules employees will receive credit for their years
        of service.

The Merger Agreement, page 63

24.   Please revise the disclaimer in the last sentence of the third paragraph. Please be
        advised that security holders are entitled to rely solely on the disclosure in your
        filing.

Comparative Rights of Ashland Shareholders and Hercules Shareholders, page 81

25.   Please delete the last sentence of the third paragraph, as it implies that other
        material differences may exist apart from those provided in your disclosure.
        Please be advised that you are required to explain any material differences
        between the rights of the security holders. See Part I., Item 4(a)(4) of Form S-4.

Unaudited Pro Forma Combined Condensed Financial Information, page 99

Unaudited Pro Forma Combined Condensed Balance Sheet, page 100

26.	Please breakout the shareholder's equity section into its separate components on the face of the pro forma balance sheet, so that readers can better understand the changes that are occurring. Please also show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

Unaudited Pro Forma Combined Condensed Statements of Income, pages 101 and 102

27.	Please reconcile in a footnote your pro forma basic earnings per share to your pro forma diluted earnings per share. Please also disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS, because to do so would have been antidilutive for the periods presented. See paragraph 40(c) of SFAS 128.

28.	It appears that some of the figures presented in the columns titled "Hercules Historical" on pages 101 and 102 are not consistent with the amounts presented in Hercules historical financial statements for the periods described in the first paragraph of Note 1 on page 103. For example, selling, general and administrative expenses for the year ended December 31, 2007 were approximately $377 million per your audited income statement included in your Form 10-K. However, the amount presented on page 101 for the same period is $335 million. Please revise your pro forma financial statements as necessary and/or revise your footnotes to explain the reasons for any discrepancies.

29.	Please revise to present interest income separate from interest expense for all periods presented.

Note 1 – Basis of Pro Forma Presentation, page 103

30.	Please disclose the number of estimated outstanding shares of Hercules common stock and the number of outstanding Hercules restricted stock units assumed for purposes of calculating the total estimated purchase price.

Note 2 – Pro Forma Adjustments, page 105

31.	It is not clear how adjustment 2(a) to the cash balance reflecting the payment of $4 million in cash is calculated. Please revise to clearly disclose how you have calculated a price of $22.59 per outstanding restricted stock unit of Hercules.

32.   Regarding the payment of $13 million in cash in exchange for certain stock options (adjustment 2(a)), please clearly disclose here how this amount is calculated instead of referring the reader to page 48.

33.   We note that adjustment 2(f) included an increase to asbestos insurance receivable of $35 million. You indicate that the amount was determined by assessing the total asbestos liability that will be subjected to "potential reimbursement" and internally estimating the expected proceeds that will be reimbursable due to these projected future asbestos payments. Please tell us how you determined that realization of this claim for recovery was probable. Please note that if this claim is the subject of litigation, a rebuttable presumption exists that realization of the claim is not probable.

34.   Please enhance your disclosure of adjustments 2(l) and 2(n) to clearly disclose how the adjustments are calculated. For example, you should show the calculation you used to arrive at the adjustment amounts to record additional depreciation and amortization expense by showing a breakdown of the assets and corresponding useful lives.

35.   Regarding adjustment 2(o), please show precisely how you are arriving at the interest cost for new debt issuances as well as the historical interest cost amounts. Please disclose the amount of each debt being repaid or issued multiplied times its interest rate to arrive at the amount of interest expense to be deducted or added in the pro forma adjustment. For debt that incurs interest at a variable rate, you should disclose whether you used the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect or the rate as of a given date. If you used the rate as of a given date, please also disclose the date used. Please also disclose the interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%). For variable rate loans, please disclose the impact of a 1/8% change in the rate on your pro forma earnings.

36.   Please disclose in adjustment 2(v) the assumptions used to record the fair value of the Hercules outstanding warrants.

Part II. Information Not Required in Prospectus, page II-1

Item 20. Indemnification of Directors and Officers, page II-3

37.   We note your disclosure that you have entered into indemnification agreements with each of your directors. Please describe the material terms of these agreements in this section.

Item 21. Exhibits and Financial Schedules

Exhibit 4.1

38.   Please either file this information or incorporate it by reference.

Exhibit 5

39.   Please be advised that counsel may limit its opinion to state corporate law,
        however, it may not limit its opinion to exclude state corporate case law. Please
        revise the opinion accordingly.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

  ·   should the Commission or the staff, acting pursuant to delegated authority,
      declare the filing effective, it does not foreclose the Commission from taking any
      action with respect to the filing;

  ·   the action of the Commission or the staff, acting pursuant to delegated authority,
      in declaring the filing effective, does not relieve the company from its full
      responsibility for the adequacy and accuracy of the disclosure in the filing; and

  ·   the company may not assert staff comments and the declaration of effectiveness
      as a defense in any proceeding initiated by the Commission or any person under
      the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Chambre Malone at (202) 551-3262 with any other questions or disclosure issues.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Jeffrey J. Margulies, Esq. (*via facsimile* 216.479.8780)
        Squire, Sanders & Dempsey L.L.P.
        4900 Key Tower
        127 Public Square
        Cleveland, Ohio 44114-1304